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SE[…]S […] COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2004 WASH. D.C. 153 MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2003 (MM/DD/YY) AND ENDING Dec. 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zions Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street, 12th Floor
(No. and Street)

Salt Lake City (City) UT (State) 84111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Weinle (801) 524-4731
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

60 E. South Temple, Suite 800 (Address) **Salt Lake City** (City) **UT** (State) **84111** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ATH OR AFFIRMATION

I, Sharon Weinle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Zions Investment Securities, Inc., as of February 25, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Sharon Weinle
Signature

FINOP
Title

Sarah N Mason
Notary Public

NOTARY PUBLIC
SARAH N MASON
1 South Main Street
Salt Lake City, UT 84111
My Commission Expires
June 30, 2006
STATE OF UTAH

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

December 31, 2003
with Report of Independent Auditors

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Consolidated Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Auditors

The Board of Directors of
Zions Investment Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Zions Investment Securities, Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2004

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 1,964,518
Cash segregated and on deposit for federal and other regulations	2,500,738
Receivables from brokers, dealers, and others	2,369,192
Receivables from affiliates	216,646
Securities borrowed	200,546,950
Securities owned, pledged as collateral, at fair value	151,868,706
Fixed assets, at cost, less accumulated depreciation and amortization of $493,511	137,218
Goodwill and other intangible assets	3,535,616
Accrued interest receivable	2,335,600
Deferred income tax asset	350,326
Other assets	220,218
Total assets	$ 366,045,728
Liabilities and stockholder's equity	
Payables to brokers, dealers and others	$ 6,378,592
Securities loaned	68,164,000
Securities sold, not yet purchased, at fair value	148,315,385
Borrowings from Parent	113,034,802
Commissions payable	1,979,025
Deferred income tax liability	728,314
Accrued interest payable	2,215,553
Other liabilities and accrued expenses	2,055,117
Total liabilities	342,870,788
Stockholder's equity:	
Common stock (50,000 shares authorized, issued, and outstanding; $1 par value)	50,000
Additional paid-in capital	11,923,562
Retained earnings	11,201,378
Total stockholder's equity	23,174,940
Total liabilities and stockholder's equity	$ 366,045,728

See accompanying notes to consolidated statement of financial condition.

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Notes to Consolidated Statement of Financial Condition
December 31, 2003

1. Organization and Ownership

The consolidated statement of financial condition includes the accounts of Zions Investment Securities, Inc. ("ZISI") and its subsidiaries (collectively, the "Company"). The Company is a wholly-owned subsidiary of Zions First National Bank ("ZFNB" or "Parent"). ZFNB is a wholly-owned subsidiary of Zions Bancorporation. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is registered as a broker and dealer under the Securities Exchange Act of 1934, and as a registered investment advisor under the Securities Exchange Act of 1940. All material intercompany accounts and transactions have been eliminated in consolidation.

The Company provides comprehensive brokerage services to its client base, including soliciting and effecting transactions in fixed income products, mutual funds, equities, unit investment trusts, annuities and insurance policies, municipal securities, and various other investment products. Trades for options are effected but not solicited.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing most transactions through Pershing LLC, a division of BNY Securities Group Co., (the "clearing broker") on a fully disclosed basis. On a limited basis, the Company will self-clear a small number of annuity transactions and mutual fund transactions directly with the providers. The Company will neither carry customer balances nor act as custodian for customer securities.

For principal securities transactions, the Company also operates a self-clearing, fixed income trading division. The Company has contracted with its parent bank, ZFNB, to provide certain systems and clearing services and support.

Grant-Hatch & Associates, Inc. ("Grant-Hatch"), a property and casualty insurance commission agency, is a wholly-owned subsidiary of ZISI.

2. Summary of Significant Accounting Policies

Basis of Statement of Financial Condition Presentation

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies as cash equivalents all highly liquid investments with an original maturity date of three months or less. The Company's cash and cash equivalents are carried at cost, which approximates market value.

Securities Transactions

Trade Date Recognition
Retail securities transactions and the related revenues and expenses are recorded on a settlement date basis, which does not materially differ from using the trade date basis required by GAAP.

Securities Borrowed/Securities Loaned
Securities borrowed and loaned are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. It is the Company's policy to take possession or control of securities borrowed. The Company is required to provide securities to counterparties in order to collateralize lending agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions (continued)

In the normal course of business, the Company borrows securities on terms that permit it to repledge or resell the securities to others. At December 31, 2003, the Company obtained approximately $200 million of securities on such terms, the majority of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Securities Owned/Securities Sold, Not Yet Purchased
Principal securities transactions and the related revenues and expenses are recorded on a trade date basis. All securities owned and securities sold, not yet purchased consist of corporate debt securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Market value is generally based on current market prices. If current market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Securities sold, not yet purchased represent obligations to deliver specified securities at contracted prices. The Company is obligated to acquire such securities at the prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Arbitrage positions included in securities owned and securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion, or reorganization and selling or buying a security or securities to be received upon the exchange, conversion, or reorganization.

Commission Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis for all principal proprietary transactions. Commissions and related clearing expenses are recorded on a settlement date basis for all transactions relating to the retail brokerage, as it does not materially differ from the trade date basis.

2. Summary of Significant Accounting Policies (continued)

Commission Revenue Recognition (continued)

The Company records premiums and commissions receivable from clients, premiums payable to insurance companies, and the related commissions income on the later of the effective date of the policy or the billing date.

The Company records commissions on premiums billed and collected directly by insurance companies and contingent commissions when the Company receives data from the insurance companies that allows the Company to reasonably estimate these amounts. The Company is able to reasonably estimate these amounts when it receives the cash, the notification of the amount due from the insurance companies, or the insurance policy detail from the insurance companies. The Company receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by the Company. The Company records commission adjustments, including policy cancellations and override commissions, when the adjustments become reasonably estimable.

Underwriting Revenue

Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is complete and the income is reasonably determinable.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Stock Based Compensation

The Company's employees participate in Zions Bancorporation's various incentive plans. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," Zions Bancorporation has not recognized compensation cost under that opinion for its stock option awards.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives, which range between three and ten years.

Goodwill and Identifiable Intangible Assets

Goodwill results from acquisitions made by the Company and represents the excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired. Beginning in January 2002, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and does not amortize goodwill and intangible assets deemed to have indefinite lives. Such assets are now subject to annual specified impairment tests. Customer lists are amortized on a straight-line basis using an estimated useful life of 10 years.

3. Cash Segregated Under Federal Regulations

As of December 31, 2003, the Company's cash balance segregated and on deposit for federal and other regulations has been deposited in a special reserve bank account for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3(e).

4. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from and payables to brokers, dealers, and others are unsettled trades on principal securities transactions.

Also included in the receivables from brokers, dealers, and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions.

5. Transactions with Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by Zions Bancorporation. Generally, the Company files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with Zions Bancorporation and certain other subsidiaries of Zions Bancorporation. State and local taxes have been provided for in these consolidated financial statements on separate entity income at the effective rate of the Company.

As of December 31, 2003, current income taxes payable to affiliates totaled $284,297, which is included in other liabilities and accrued expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reflected without reduction for a valuation allowance. Deferred tax assets of approximately $350,000 relate principally to retirement benefits, deferred compensation agreements, and valuation allowances. Deferred tax liabilities of approximately $728,000 relate principally to identifiable intangible assets related to customer lists purchased in the acquisition of Grant-Hatch.

7. Benefits

The Company participates in the defined benefit pension plan of Zions Bancorporation, covering certain eligible employees. The benefits are based on years of service and employees' compensation levels. The Company funds this program based on allocated amounts as determined by Zions Bancorporation; however, there was no funding requirement in the current year. The Company also participates in other trustee retirement plans covering all qualified employees who have at least one year of service.

The Company provides certain postretirement health care benefits to retirees under Zions Bancorporation's defined benefit health care plan. Under the plan, employees hired subsequent to December 31, 1992 are not entitled to postretirement health care benefits.

Actuarially determined information for the postretirement pension and health care benefits is disclosed in the consolidated financial statements of Zions Bancorporation. As of December 31, 2003, the Company recorded a postretirement benefit obligation of $78,824, which is included in other liabilities and accrued expenses.

Effective January 1, 2003, a profit sharing feature was added. The profit sharing contribution is discretionary and the contributions may range from 0% to 4.5% of eligible compensation based upon the Company's return on average common equity of Zions Bancorporation for the year. For the year ended December 31, 2003, the contribution percentage was 3%.

8. Net Capital Requirement

As a registered broker-dealer with the SEC and NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2003, the Company had net capital, as defined by the Rule, of $9,176,514, which was $8,767,193 in excess of its required net capital of $409,321. The Company's ratio of aggregate indebtedness to net capital was .67 to 1 at December 31, 2003.

9. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities borrowing agreements, and receivables from brokers, dealers, and others are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, securities lending agreements, payables to brokers, dealers, and others and payables to affiliates are carried at fair value or contracted amounts approximating fair value.

10. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities in which the counterparties primarily include broker-dealers, financial institutions, and other institutional customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to credit risk related to securities borrowed transactions is approximately $8.5 million at year-end. A charge related to this exposure has been considered in the computation of net capital.

11. Goodwill and Other Intangible Assets

Included in goodwill and other intangible assets is approximately $1.8 million of goodwill, none of which is tax deductible for federal income tax purposes, and $1.8 million of customer lists, net of accumulated amortization of approximately $200,000.

12. Contingencies

The Company is contingently liable to certain of the former shareholders of Grant-Hatch for performance-based compensation up to a maximum of $960,000 in the aggregate.

13. Related Party Transactions

The Company maintained $4,465,256 in cash and cash equivalent accounts with ZFNB as of December 31, 2003.

The Company's office space is located primarily in certain ZFNB banking facilities.

The Company has a lease and administrative services agreement with ZFNB and its affiliates. The agreement stipulates that ZFNB and its affiliates are to receive 35% of revenues on certain products generated by the Company's sales representatives as additional lease compensation in fiscal year 2003. The amounts paid to ZFNB offset operating expenses incurred by the parent company. Amounts payable are included in Other liabilities and accrued expenses.

In addition, as noted above, the Company has a line of credit in the amount of $125 million bearing interest at one year LIBOR plus 1% (2.46% at December 31, 2003) with ZFNB, of which $113 million was outstanding at December 31, 2003. The line of credit is renewable on an annual basis.